UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

ADHEREX TECHNOLOGIES INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to purchase Common Stock dated April 30, 2010
Warrants to purchase Common Stock dated March 29, 2011
(Title of Class of Securities)

No CUSIP for Warrants dated April 30, 2010
00686R176 for Warrants dated March 29, 2011
(CUSIP Number of Class of Securities)

Rostislav Raykov
Adherex Technologies Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, North Carolina
Telephone: (919) 636-4530
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
Garett Sleichter, Esq.
Rutan & Tucker, LLP
611 Anton Blvd., Suite 1400
Costa Mesa, California 92626
Telephone: (714) 641-3495

CALCULATION OF FILING FEE

Transaction Valuation*: $5,680,935	Amount of Filing Fee**: $731.71

*	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Adherex Technologies Inc. (the “Company”) is offering holders of a total of 324,624,842 warrants issued by the Company the opportunity to exchange one-hundred eighty (180) warrants (exercisable for ten (10) shares of the Company’s common stock) for one (1) new warrant to purchase one (1) share of common stock at a lower exercise price. The transaction value was determined by using the average of the bid and asked prices of the publicly traded warrants of the Company as reported on the Toronto Stock Exchange on June 26, 2014, which was CAD$0.0175 per warrant, and a U.S.-to-CAD exchange rate of $1.00-to-$1.07.

**	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The filing fee equals $128.80 for each $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Form or registration no.:
Filing Party:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by Adherex Technologies Inc. (the “Company”) to all holders of:

•	outstanding common share purchase warrants of the Company originally issued on or about April 30, 2010 with an original exercise price of CAD$0.08 per share of Common Stock (defined below) (the “2010 Warrants”); and

•	outstanding common share purchase warrants of the Company originally issued on or about March 29, 2011 with an original exercise price of CAD$0.08 (the “2011 Warrants” and, together with the 2010 Warrants, the “Eligible Warrants”).

As a result of the one-for-eighteen reverse split of the Company’s common stock, no par value per share (“Common Stock”), that occurred on August 25, 2011, each eighteen (18) Eligible Warrants entitle the holder thereof to purchase one (1) share of Common Stock at an exercise price of CAD $1.44 per share. The 2010 Warrants have an expiry date of April 30, 2015 and the 2011 Warrants have an expiry date of March 30, 2016.

The Company is making an offer to all holders of Eligible Warrants during the Offer Period (defined below) to exchange one-hundred eighty (180) Eligible Warrants (which, if exercised under their current terms, would be exercisable for ten (10) shares of Common Stock at an exercise price of CAD$1.44 per share) for one (1) new warrant to purchase one (1) share of Common Stock at an exercise price of US$0.50 per share (“New Warrants”). The “Offer Period” is the period commencing on June 30, 2014 and ending at 5:00 p.m., Eastern Time, on July 29, 2014, or such later date to which the Company may extend the offer (the “Expiration Date”).

The terms and conditions of such offer are described in the Company’s Offer Letter, dated June 30, 2014 (the “Offer Letter”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

ITEMS 1 THROUGH 11

All information contained in the Offer Letter and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 in this Schedule TO.

ITEM 12. EXHIBITS

(a)(1)(A)	Offer Letter dated June 30, 2014
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of New Warrant to Purchase Common Shares of Adherex Technologies Inc. (2010)
(a)(1)(D)	Form of New Warrant to Purchase Common Shares of Adherex Technologies Inc. (2011)
(a)(5)	Press Release announcing the Tender Offer dated June 30, 2014
(b)	Not Applicable
(d)(1)	Undertaking, dated November 14, 2013, by 683 Capital Management LLC
(d)(2)	Undertaking, dated November 14, 2013, by Southpoint Capital Advisors LP
(g)	Not Applicable
(h)	Not Applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: June 30, 2014	ADHEREX TECHNOLOGIES INC.

	By:	/s/ Rostislav Raykov
		Name:	Rostislav Raykov
		Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer Letter dated June 30, 2014
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of New Warrant to Purchase Common Shares of Adherex Technologies Inc. (2010)
(a)(1)(D)	Form of New Warrant to Purchase Common Shares of Adherex Technologies Inc. (2011)
(a)(5)	Press Release announcing the Tender Offer dated June 30, 2014
(b)	Not Applicable
(d)(1)	Undertaking, dated November 14, 2013, by 683 Capital Management LLC
(d)(2)	Undertaking, dated November 14, 2013, by Southpoint Capital Advisors LP
(g)	Not Applicable
(h)	Not Applicable

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